Exhibit 99.3

Status on UK – Gas leak incident at Elgin platform in the North Sea

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, March 27, 2012 – On 25 March, Total reported that a gas leak following a well operation occurred on the same day at the wellhead platform on the Elgin gas field which is located in the UK North Sea approximately 240 km east of Aberdeen.

Total immediately launched internal emergency procedures and Crisis Management Teams have been mobilized in Aberdeen and Paris. The gas leak at the Elgin wellhead platform remains ongoing.

238 personnel have been evacuated onshore, and no injuries have been reported. Production on the Elgin, Franklin and West Franklin fields is fully stopped.

All necessary measures are being taken to respond appropriately to the situation and to minimize its impact. Investigations are ongoing to analyze the causes and to determine the remediation of the gas leak. Total is actively monitoring the situation with standby vessels in the area.

A surveillance aircraft flown over the area has confirmed a sheen on the water in the vicinity of the platform. This sheen is related to drilling muds and/or light condensate associated to the gas representing a volume estimated today at about 30 m3. Preliminary assessments indicate no significant impact to the environment and dispersants are not considered necessary at this stage. Oil Spill Response Limited (OSRL) has been alerted and is currently evaluating the situation.

Total’s UK-based affiliate Total E&P UK Limited is cooperating fully with all relevant authorities including the Department of Energy and Climate Change (DECC), the Health and Safety Executive (HSE) and the Scottish Environmental Protection Agency (SEPA).

Total will continue to make regular updates of the situation.

Elgin/Franklin

Elgin and Franklin are two high pressure/high temperature gas and condensate fields in the Central Graben Area of North Sea. Total E&P UK Limited owns 46.17% and is operator of both fields through its wholly-owned subsidiary EFOG and its average share of production was around 60,000 barrels of oil equivalent per day in 2011.

Elgin/Franklin facilities comprise two wellhead platforms, one on Elgin and one on Franklin and a Production/Utilities/Quarters (PUQ) platform. The PUQ is on the Elgin field and is linked to the Elgin wellhead platform by a 90-metre bridge.

Hydrocarbons produced from the Elgin, Franklin and West Franklin fields are collected, separated and treated at the central processing facility on the PUQ. Liquid hydrocarbons are exported through the Forties Pipeline System via Cruden Bay to Kinneil for processing and commercial quality gas compressed and exported through the SEAL (Shearwater Elgin Area Line) pipeline to Bacton in Norfolk.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

For further information, please visit Total E&P UK’s web site: www.totalepmediacentre.com

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com